Exhibit 99.1

E-Home Household Service Holdings Limited Acquires Sijie Cleaning Service Expanding to Public Places Cleaning Market

FUZHOU, China, September 22, 2021 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today announced that its affiliated variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. ("E-Home Pingtan") had entered into an equity transfer agreement to acquire 51% equity interests of Fuzhou Sijie Cleaning Service Co., Ltd. (“Sijie Cleaning”) in cash. The acquisition marks a significant step of E-Home expanding its household cleaning business to public places cleaning market and will improve E-Home’s cleaning business service capacities and scopes.

“Joining forces with E-home, our company will accelerate the development of our one-stop high-end cleaning service business and gain more market shares with the strong support of E-home’s brand reputation and investment. Our firms share a similar goal – we are client-focused with a long-range and multidimensional growth strategy,” said Tingchun Zeng, actual controller of Sijie Cleaning.

Wenshan Xie, Chairman and Chief Executive Officer of the Company, commented, “we believe that the addition of Sijie Cleaning will enable us to comprehensively integrate E-Home’s advantageous resources in nanny, maternity matron, housekeeping and other household services personnel to achieve the interoperability of household + public places cleaning, service personnel and service capacities to meet the ever-evolving needs of our clients. This acquisition further implements our expansion strategy and strengthens our competitiveness in the market.”

Sijie Cleaning is an integrated and professional cleaning company, providing one-stop high-end cleaning services. It is mainly engaged in providing cleaning services, environmental testing, formaldehyde treatment and indoor and outdoor wall cleaning. Sijie Cleaning has served many renowned public places including long-term cooperating partners, Fujian Hall and the Provincial Party Committee Reception Center - Fuzhou Lakeside Hotel with crystal lamp cleaning, daily cleaning and stone materials maintenance. Fuzhou Lakeside Hotel is the first high-end on-site cleaning project that Sijie Cleaning has undertaken since its inception, and the cooperation term is ten years. In addition, Sijie Cleaning owns a one-stop high-end home cleaning training base, providing comprehensive and professional personnel trainings, and a high-end home cleaning flagship store, providing leather care, dry cleaning, curtain cleaning and other services.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e家快服", provides integrated household services, including appliance installation and maintenance, housekeeping services, Internet home and senior care, and hospital care. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com